16:14 11-09-2015 Form 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of April 2018

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

TABLE OF CONTENTS
Item 1:	Form 6-K dated April 11, 2018 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated: April 11, 2018

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

Tata Motors Group global wholesales at 153,156 in March 2018

Mumbai, April 11, 2018:The Tata Motors Group global wholesales in March 2018, including Jaguar Land Rover, were at 153,156 nos. , higher by 18%, over March 2017.

Global wholesales of all Tata Motors' commercial vehicles and Tata Daewoo range in March 2018 were at 56,399 nos., higher by 33%, over March 2017.

Global wholesales of all passenger vehicles in March 2018 were at 96,757 nos., higher by 11%, compared to March 2017.

Global wholesales for Jaguar Land Rover were 76,221 vehicles (*JLR number for March 2018 includes CJLR volumes of 7, 126 units). Jaguar wholesales for the month were 21 ,048 vehicles, while Land Rover wholesales for the month were 55,173 vehicles.

*CJLR - It is a JV between JLR and Chery Automobiles and is an unconsolidated subsidiary for JLR

-Ends-

Issued by:
Tata Motors Corporate Communications
E-mail: indiacorpcomm@tatamotors.com
Tel: +91 22-66657613
www.tatamotors.com

About Tata Motors

Tata Motors Limited, a USD 42 billion organisation, is a leading global automobile manufacturer of cars, utility vehicles, buses, trucks and defence vehicles. As India's largest automobile company and part of the USD 100 billion Tata group, Tata Motors has operations in the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 76 subsidiary and associate companies, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea. In India, Tata Motors has an industrial joint venture with Fiat. Engaged in engineering and automotive solutions, with a focus on future-readiness and a pipeline of tech-enabled products, Tata Motors is India's market leader in commercial vehicles and among the top in passenger vehicles with 9 million vehicles on Indian roads. The company's innovation efforts are focused on developing auto technologies that are sustainable as well as suited. With design and R&D centres located in India, the UK, Italy and Korea, Tata Motors strives to pioneer new products that fire the imagination of GenNext customers. Abroad, Tata cars, buses, and trucks are being marketed in Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com ;follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.